Amended and Restated Expense Limitation Agreement

To:

Frank Funds

781 Crandon Blvd., Unit 602

Key Biscayne, FL 33149

June 14, 2021

Dear Sirs:

You have engaged us to act as the sole investment adviser to the Camelot Event Driven Fund (the “Fund”) pursuant to a Management Agreement between Frank Funds, on behalf of the Fund, and us (the “Agreement”). This Amended and Restated Expense Limitation Agreement (“ELA”) supersedes and replaces any prior expense limitation agreement between you and us.

We agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total net annual operating expenses (exclusive of any front-end or contingent deferred loads, taxes, all interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees, 12b-1 fees and expenses, and extraordinary expenses such as litigation) at 1.74% of the Fund’s average daily net assets through October 31, 2023.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three years following date of such waiver or reimbursement, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees of the Trust (the “Board”).

Additionally, this ELA shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Board.

Very truly yours,

Camelot Event Driven Advisors, LLC

By:

Print Name: Thomas Kirchner

Title:  Officer/Managing Member

Acceptance

The foregoing Agreement is hereby accepted.

Frank Funds

By:

Brian J. Frank, President